UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-9993

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROS SYSTEMS, INC. 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

REQUIRED INFORMATION

The following financial statements will be furnished for the plan.

*  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

EXHIBITS

A consent of PricewaterhouseCoopers LLP is being filed as Exhibit 23 to this Report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(k) RETIREMENT PLAN
(Name of Plan)

Date: June 27, 2003	By:	/s/	Gary C. Kaufman
Gary C. Kaufman,
Plan Trustee

Report of Independent Auditors

To the Participants and Administrator of
MICROS Systems, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, MD

June 6, 2003

MICROS Systems, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Cash	$192,836	$201,752
Investments (see Note 3)	22,260,861	22,129,829
Net assets available for benefits	$22,453,697	$22,331,581

The accompanying notes are an integral part of these financial statements.

MICROS Systems, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
(Deductions from) additions to net assets attributed to Investment (loss) income

Net depreciation in fair value of investments (see Note 3)	$(4,436,518)	$(3,644,095)
Interest and dividends	162,981	135,509
	(4,273,537)	(3,508,586)

Contributions
Employer’s	1,310,958	1,478,240
Participants’	4,344,529	4,069,147
	5,655,487	5,547,387

Benefits paid to participants	(2,631,323)	(2,087,879)

Net decrease prior to transfer from other plans	(1,249,373)	(49,078)

Transfer in from other plans (see Note 1)	1,371,489	505,133

Net increase	122,116	456,055
Net assets available for benefits
Beginning of year	22,331,581	21,875,526

End of year	$22,453,697	$22,331,581

The accompanying notes are an integral part of these financial statements.

MICROS Systems, Inc.

401(k) Retirement Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the MICROS Systems, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.  General

The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the “Company”), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older.  Employees may enroll in the Plan on the first day of January, April, July or October upon satisfaction of the eligibility requirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Wells Fargo Retirement Plan Services, Inc. is the Plan’s trustee, administrator and record keeper.

In August 2002, the plan assets of the Stanley Hayman & Company, Inc. 401(k) Plan were merged with and into the Plan.

In August 2001, the plan assets of the Frontier Business Technologies, Inc. 401(k) Plan were merged with and into the Plan.

B.  Contributions

Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($11,000 per taxpayer for the 2002 calendar year and $10,500 for the 2001 calendar year).  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company contributes a guaranteed 50% of the first 5% of a participant’s contribution.  Additionally, at the end of each plan year the Plan provides for the availability of discretionary year-end profit sharing contributions, depending upon Company profits and Board of Directors’ approval.  There were no such discretionary contributions granted during 2002 or 2001.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.  The Plan currently offers thirteen mutual funds and MICROS Systems, Inc. common stock as investment options for participants.

C.  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  A participant’s interest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years.  Participants immediately vest upon death or disability.

D.  Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

E.   Forfeited Accounts

At December 31, 2002 and 2001 forfeited non-vested accounts totaled $133,134 and $121,196, respectively.  These amounts are applied against future employer contributions.  In 2002 and 2001, the employer contributions were reduced by $121,196 and $163,601, respectively, from forfeited non-vested accounts.

F.   Payment of Benefits

Participants are entitled to the market value of their vested benefits calculated as of the valuation date following retirement (normal retirement age is 65), death, disability or termination of employment.  These benefits will be distributed in a single lump sum payment or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $5,000.  For termination of service due to other reasons, or if the balance is less that $5,000, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

G.  Participant Loans

Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. Participants may only have one outstanding loan at a time.  These transactions are treated as transfers to (from) the investment option from (to) the Participant Loan account.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors.  Interest rates on loans outstanding at December 31, 2002 ranged from 5.25% to 11.5%.  Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note.  Loans may extend past five years if it is determined at the time of the loan that the funds will be used to acquire the principal residence of the participant.

H.  Administrative Expenses

The Company pays Wells Fargo Retirement Plan Services, Inc. directly for certain normal Plan administrative expenses.  Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a non-compensatory basis.

2.      Summary of Accounting Policies

A.  Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

B.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

C.  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Company stock is valued at its quoted market price.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

D.  Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect the amounts reported in the statement of net assets available for benefits.

E.   Contributions

Employee and Company contributions are recorded upon receipt by Wells Fargo.

F.   Payment of Benefits

Benefits are recorded when paid.

3.      Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2002	2001
Putnam New Opportunities Fund, 81,751 and 71,511 shares, respectively	$2,324,172	$2,930,502

Putnam OTC & Emerging Growth Fund, 316,344 and 284,486 shares, respectively	1,594,374	2,133,646

AIM International Growth Fund, 165,016 and 144,491 shares, respectively	2,108,900	2,152,920

AIM Value Fund, 0 and 305,755 shares, respectively	—	3,323,559

AIM Charter Fund, 199,398 and 189,140 shares, respectively	1,916,212	2,167,543

MICROS Common Stock 144,614 and 136,239 shares, respectively	3,242,248	3,408,709

Putnam Money Market, 2,744,810 and 1,576,792 shares, respectively	2,744,810	1,576,792

Putnam Income Fund, 330,577 and 240,731 shares, respectively	2,208,258	1,562,347

AIM Blue Chip Fund, 184,357 and 147,219 shares, respectively	1,648,155	1,788,714

AIM Premier Equity Fund, 333,981 and 0 shares, respectively	2,508,199	—

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,436,518 and $3,644,095, respectively as follows:

	2002	2001

Mutual Funds	$(4,185,731)	$(4,565,509)
Common Stock	(250,787)	921,414
	$(4,436,518)	$(3,644,095)

4.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, participants will become immediately 100 percent vested in their accounts.

5.      Tax Status

The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Wells Fargo Retirement Plan Services, Inc., which received a favorable determination letter from the Internal Revenue Service (IRS) dated March 12, 1993.  The Plan itself has not applied for a separate determination letter, however, management believes that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.      Related Party Transactions

MICROS Systems, Inc. as Plan sponsor is a related party.  At December 31, 2002 and 2001, the Plan held an investment of $3,242,248 and $3,408,709 of MICROS Systems, Inc. common stock, respectively.  Such amounts represented 144,614 and 136,239 shares, respectively.  During the years ended December 31, 2002 and 2001, $1,725,034 and $1,271,121 of MICROS Systems, Inc. common stock were purchased, respectively.  In addition, during the years ended December 31, 2002 and 2001, $1,660,719 and $696,567 of MICROS Systems, Inc. common stock were sold.

Schedule I

MICROS Systems, Inc.

401(k) Retirement Plan

Additional Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year), December 31, 2002

Identity of Issue	Description of Investment	Cost	Current Value

Putnam Investments
New Opportunities Fund	Registered Investment Company Mutual Fund, $28.43 per share	**	$2,324,172
OTC & Emerging Growth Fund	Registered Investment Company Mutual Fund, $5.04 per share	**	1,594,374
Income Fund	Registered Investment Company Mutual Fund, $6.68 per share	**	2,208,258
Money Market	Registered Investment Company Mutual Fund, $1.00 per share	**	2,744,810

AIM Family of Funds

International Growth Fund	Registered Investment Company Mutual Fund, $12.78 per share	**	2,108,900
Premier Equity	Registered Investment Company Mutual Fund, $7.51 per share	**	2,508,199
Charter Fund	Registered Investment Company Mutual Fund, $9.61 per share	**	1,916,212
Blue Chip Fund	Registered Investment Company Mutual Fund, $8.94 per share	**	1,648,155

Federated Securities

High Income Bond Fund	Registered Investment Company Mutual Fund, $7.08 per share	**	382,945
Max Cap Fund	Registered Investment Company Mutual Fund, $17.79 per share	**	334,368
International Small Company Fund	Registered Investment Company Mutual Fund, $14.83 per share	**	234,165

Legg Mason

Opportunity Trust	Registered Investment Company Mutual Fund, $8.23 per share	**	132,751

Royce

Pennsylvania Mutual Fund	Registered Investment Company Mutual Fund, $6.50 per share	**	246,017

MICROS Common Stock*	Common Stock, $22.42 per share	**	3,242,248

Participants Loans	Interest rates range from 5.25% to 11.5%. Maturity dates range from 2003 to 2027		635,287
			$22,260,861

*   Denotes a party-in-interest.

** Information not required.